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                                                                       EXHIBIT Y

                      Amended and Restated Member Agreement


         AMENDED AND RESTATED MEMBER AGREEMENT, dated as of September 10, 2000, as amended and restated as of October 26, 2000 (this "Agreement"), between The Goldman Sachs Group, Inc., a Delaware corporation ("Acquiror"), the signatory hereto, who is the owner of that membership interest ("Membership Interest") of SLK LLC, a New York limited liability company (the "Company") set forth next to such signatory's name in Exhibit A (the "Member") and, for purposes of Section 1(b) hereof only, SLK LLC.

                                    RECITALS

         A. Acquiror and the Company entered into an Agreement and Plan of Merger, dated as of September 10, 2000 (the "Original Merger Agreement"). Acquiror and the Company are in the process of amending and restating the Original Merger Agreement and a draft of the proposed amendment is attached as Exhibit G hereto (the "Draft Amended and Restated Merger Agreement") (the Original Merger Agreement, as it may be amended from time to time, the "Merger Agreement"); and, subject to the terms and conditions contained in the Merger Agreement, intend to effect the merger (the "Merger") of NewCo with and into the Company. In addition, in contemplation of, and prior to, the Merger, the Company will effect the merger of SLK Investing Co. with and into the Company (the "SLK Investing Co. Merger") pursuant to the terms of that certain Agreement of Merger by and between the Company and SLK Investing Co. (the "SLK Investing Co. Merger Agreement"). Capitalized terms used but not defined herein shall have the meaning set forth in the Merger Agreement.

         B. Upon the consummation of the Merger, the Merger Agreement provides for the conversion of the Member's Membership Interests into such amount of cash and shares of common stock, par value $0.01 per share ("Acquiror Common Stock"), of Acquiror (the "Shares"), as provided in the Merger Agreement. Member will derive substantial value from Acquiror's execution, delivery and performance of the Merger Agreement.

         C. As an inducement to, and a condition of, Acquiror's willingness to enter into the Merger Agreement, and having reviewed the Merger Agreement and the terms of the proposed Merger, Member is executing this Agreement for the benefit of Acquiror, the Firm (as hereinafter defined), and each Acquiror Party.

         NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained in the Merger Agreement, and intending to be legally bound hereby, Member agrees as follows:






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         1. Adoption of Merger Agreement; Irrevocable Proxy; Termination. (a)
Member hereby (i) adopts and approves the resolutions attached hereto as Exhibit B and adopts and consents to each of the Merger Agreement and the SLK Investing Co. Merger Agreement and the transactions contemplated thereby including, without limitation, each of the Merger and the SLK Investing Co. Merger, in each case, in accordance with the provisions of Section 407 of the New York Limited Liability Company Law, (ii) upon request by Acquiror, agrees to vote to adopt and approve such matters described in clause (i) of this Section 1(a), (iii) agrees to vote against, and to withhold consent from, any action or proposal that would compete with or would serve to materially interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the transactions contemplated by the Merger Agreement, including, without limitation, the Merger, (iv) consents to the replacement of SLK Management Inc. by Acquiror or an Affiliate designated thereby, as the managing member of the Company, such replacement to be effective as of the Effective Time, and (v) elects to cause the payment and distribution by the Company of the Shares (as such term is defined in the Operating Agreement) of the Withdrawn Members (as such term is defined in the Operating Agreement) to such Withdrawn Members prior to the close of any applicable Additional Holding Periods (as such term is defined in the Operating Agreement) in the manner set forth in Section 3.04 of the Draft Amended and Restated Merger Agreement. For the avoidance of doubt, and without limiting in any respect the effect of clause (a)(i) of this Section 1, Member hereby approves and consents to the form, terms and provisions of, and the transactions contemplated by the Merger Agreement, including all exhibits and annexes thereto, substantially in the form of Exhibit G hereto, with such changes as the Authorized Agents (as such term is defined in the resolutions attached hereto as Exhibit B) may approve. To the extent necessary and as permitted by applicable law, Member hereby also irrevocably (i) waives any notice, or requirement thereof, with respect to any meeting of Members or other proceeding for the purpose of adopting and approving the Merger Agreement, the SLK Investing Co. Merger Agreement, the Merger, the SLK Investing Co. Merger or any related matters and (ii) acknowledges that Member will not have any dissenters' or similar rights in connection with either the Merger or the SLK Investing Co. Merger and the consummation of the other transactions contemplated by the Merger Agreement and the SLK Investing Co. Merger Agreement. If the Merger Agreement is properly terminated for any reason in accordance with its terms and the Merger is not consummated, this Agreement shall terminate concurrently with such termination of the Merger Agreement.

         (b) The Company hereby acknowledges receipt and delivery at its principal place of business of an executed copy of this Agreement sufficient to comply with Section 407(b) of the New York Limited Liability Company Law.

         2. Cooperation and Support; HSR; No Transfer of Membership Interest.
(a) Member will timely execute and deliver all Supplemental Agreements, if any, to which it is to be a party as provided in the Merger Agreement.



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         (b) Each Member who will be considered an "acquiring person" under the rules and regulations promulgated under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") in connection with the consummation of the transactions contemplated by the Merger Agreement agrees to use its reasonable best efforts to file a Notification and Report Form under the HSR Act with respect to the transactions contemplated by the Merger Agreement as soon as practicable after September 10, 2000.

         (c) From and after September 10, 2000, and until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, Member shall not Transfer (as hereinafter defined), directly or indirectly, all or any portion of its Membership Interest without Acquiror's prior written consent; provided, however, that in the event of such Member's death during the term of this Agreement, Member's Membership Interest may be transferred in accordance with the Operating Agreement.

         (d) Member hereby agrees that from and after September 10, 2000, until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, Member will not, in any manner, directly or indirectly (including through advisors, agents or other intermediaries), take any action to seek, encourage, support or discuss any offer from any corporation, partnership, person or other entity or group (other than Acquiror) to acquire any direct or indirect Company Membership Interests, Partnership Interests or equity securities of any Subsidiary of the Company (other than the issuance by the Partnership of Class C Limited Partnership Interests and the issuance by First Options of Chicago Inc. of shares of Class A Preferred Stock in connection with joint back office arrangements in the ordinary course of business and consistent with past practices), to merge the Company or any Subsidiary or Affiliate of the Company with any such person, or to otherwise acquire any significant portion of the assets of the Company or any Subsidiary of the Company.

         (e) Member hereby agrees to execute and deliver to Acquiror at the Closing, a counterpart of the Acquiror Shareholders Agreement, which agreement shall be in full force and effect.

         (f) At any time after the original date hereof, Member shall promptly execute, acknowledge and deliver any other assurances or documents reasonably requested by Acquiror and necessary for Member to satisfy its obligations hereunder.

         3. Representations, Warranties and Agreements. Member represents and warrants to, and agrees with, Acquiror as follows:

         (a) Member has all requisite power and authority to execute and deliver this Agreement and to perform all of the obligations imposed upon Member hereunder. Member is the lawful record and beneficial owner of Member's Membership Interest set forth next to Member's name in Exhibit A hereto, free and clear of all Liens other than Liens created by the Constitutive Documents; no other person (other than any wholly-owned affiliate


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controlled by Member) has an interest, legal, beneficial or otherwise, in
Member's Membership Interest and no consent of any other person is required for the execution and delivery by Member of, and performance by Member of its obligations under, this Agreement and the Merger Agreement. Without limiting the foregoing, no person has any rights with respect to Member's Membership Interest or the cash or Shares to be issued to Member pursuant to the Merger Agreement under any community property or similar legal provision or concept. The representations and warranties contained in the second and third sentences of this Section 3(a) shall not apply to any Membership Interest to the extent that such representations and warranties would be deemed breached by virtue of any existing pledge of such Membership Interest or by an existing contractual restriction or because spousal consent is required as of September 10, 2000 (so long as such representations and warranties shall be true and correct, and any required spousal consent under any community property law shall have been obtained, at the Closing); provided, however, that this sentence shall not affect any representation and warranty relating to the right, power or authority of Member to vote or give a proxy or consent with respect to Member's Membership Interest. There are no actions, suits or proceedings pending or, to Member's knowledge, threatened against or affecting Member or the assets of Member in any court or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality which is reasonably likely to materially impair, restrict or delay the ability of Member to perform Member's obligations under this Agreement and the Merger Agreement or would make this paragraph untrue in any material respect. This Agreement constitutes the valid and legally binding agreement of Member, enforceable in accordance with its terms except as the enforceability hereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to the enforcement of creditors' rights generally and by general principles of equity.

         (b) The execution, delivery and performance of this Agreement do not and will not (1) constitute a breach or violation of, or a default under, or cause or allow the acceleration or creation of a Lien (with or without the giving of notice, passage of time or both) pursuant to any law, rule or regulation or any judgment, decree, order, governmental or non-governmental permit or license, or any Contract to which Member is a party or to which Member or any of Member's assets are subject or bound or (2) require any consent or approval of any other person under any such law, rule, regulation, judgment, decree, order, governmental or non-governmental permit, license or Contract, in each case, which would materially impair, restrict or delay the ability of Member to perform Member's obligations under this Agreement.

         (c) Member will acquire the Shares for Member's own account and not with a view to, or for resale in connection with, the distribution thereof and Member has no present intention of selling, Transferring, granting any participation in, or otherwise distributing the Shares except in conformity with the Securities Act and other applicable federal and state securities laws (the "Securities Laws").



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         (d) Member has read and fully understands this Agreement, the Original
Merger Agreement, the Draft Amended and Restated Merger Agreement and the terms of the proposed Merger. The SEC Documents related to Acquiror have been made available to Member, and Member understands and has evaluated the risks of an investment in the Shares. Member has been given the opportunity to ask questions of, and receive answers from, Acquiror and its representatives concerning the matters pertaining to Member's investment in the Shares and has been given the opportunity to review such additional information as was necessary to evaluate the merits and risks of an investment in the Shares. Member can bear the economic risk of an investment in the Shares.

         (e) Member is an "accredited investor" as defined in Regulation D, which has been adopted by the Securities and Exchange Commission (the "SEC") under the Securities Act.

         (f) Member understands that all the Shares will be characterized as "restricted securities" under the Securities Laws inasmuch as they are being acquired from Acquiror in a transaction not involving a public offering and that, consequently, the Shares may not be resold without first being registered under the Securities Laws except in certain limited circumstances. Specifically, Member is familiar with SEC Rules 144 and 145 and understands, and agrees to comply with, the resale limitations imposed thereby, by the legends described in paragraph (g) below and by the Securities Laws generally or cause any other person who has an interest in such Shares to so comply.

         (g) Member understands and agrees that the certificates issued to Member representing the Shares will bear the following legends and such other legends as Acquiror may reasonably deem necessary or desirable:

          "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A MEMBER'S AGREEMENT WITH THE GOLDMAN SACHS GROUP, INC. (THE "MEMBER'S AGREEMENT"), AND A SHAREHOLDERS' AGREEMENT AMONG THE GOLDMAN SACHS GROUP, INC. AND THE PERSONS NAMED THEREIN, COPIES OF WHICH ARE ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE GOLDMAN SACHS GROUP, INC., AND WHICH, AMONG OTHER MATTERS, PLACE RESTRICTIONS ON THE VOTING AND DISPOSITION OF SUCH SECURITIES. THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE INDIRECTLY OR DIRECTLY SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF, INCLUDING ANY DISPOSITION OF THE ECONOMIC OR OTHER RISKS OF OWNERSHIP THROUGH HEDGING TRANSACTIONS OR DERIVATIVES INVOLVING SUCH SECURITIES, ONLY IN ACCORDANCE WITH THE PROVISIONS OF THE MEMBER'S AGREEMENT."



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          "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN
          REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR OTHER SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD, EXCHANGED, TRANSFERRED, ASSIGNED, PLEDGED, PARTICIPATED, HYPOTHECATED OR OTHERWISE DISPOSED OF (EACH A "TRANSFER") EXCEPT PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND, IF APPLICABLE, SUCH OTHER SECURITIES LAWS AND FOLLOWING RECEIPT BY THE GOLDMAN SACHS GROUP, INC. OF A LEGAL OPINION IN FORM AND SUBSTANCE SATISFACTORY TO IT THAT SUCH TRANSFER IS PERMITTED."

The foregoing legends will be removed from a Share certificate at the request of Member or another holder thereof in connection with the proposed transfer thereof only upon satisfaction of Acquiror that such legend is no longer required or appropriate, including, in the case of the Securities Laws legend, receipt by Acquiror of an opinion of counsel, in form and substance satisfactory to Acquiror, to the effect that registration under the Securities Act is unnecessary in respect of such proposed transfer, in reliance upon SEC Rule 144 or 145 under the Securities Act, and that such legend is not required by law to appear on such certificate.

         Member agrees and consents to the entry of stop transfer orders against the transfer of Shares subject to transfer restrictions.

         (h) Member meets any suitability standards imposed by the state of Member's residence or imposed by any other applicable laws.

         (i) From and after September 10, 2000, and until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, Member agrees to comply as soon as reasonably practicable with the restrictions on hedging contained in Exhibit D hereto; it being understood that Member shall in no event on or after September 10, 2000, commence any activities that involve the disposition of the economic or other risks of ownership through hedging transactions or derivatives involving Acquiror securities or Member's Membership Interest.

         (j) Member has not, and through the Closing Date will not have, made any election, taken any action or filed any Tax Return or any other document filed or provided to any taxing authority that is inconsistent with the Tax Returns filed and furnished by the Company and the Company's Subsidiaries or the treatment of the Company as a partnership and of each of the Company's Subsidiaries as a partnership or disregarded entity (except as set forth in Section 7.01(n) of the Disclosure Schedule to the Merger Agreement) for U.S. federal, state and local Tax purposes and Member agrees that the foregoing representations


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shall be subject to the same indemnification provisions as contemplated by
Section 13 herein.

         (k) Member will not make any election, take any action or take any position on any Tax Return or any other document filed or provided to any Taxing Authority that is inconsistent with any Tax Return filed with any taxing authority, or furnished to such Member, by or on behalf of the Company, the Company's Subsidiaries or the Surviving LLC.

         (l) Member agrees to provide, and to use its reasonable best efforts to cause its respective relatives and affiliates to provide, any document or take any other action reasonably requested by Acquiror in connection with any Tax matters relating to the Company, the Company's Subsidiaries and the Surviving LLC so long as such action does not adversely affect the Member (or any of its respective relatives or affiliates).

         (m) Member has received, separately considered and executed the Supplemental Members Agreement attached as Exhibit E.

         4. Restrictions on Transfer. (a) Member agrees that the Shares may be Transferred only as follows:

          (i) 33 1/3% of the Shares may be Transferred at any time after May 8, 2002;

          (ii) An additional 33 1/3% of the Shares may be Transferred at any time after May 8, 2003; and

          (iii) All of the Shares may be Transferred at any time after May 8, 2004.

Notwithstanding the foregoing, if Acquiror generally waives the restrictions on transfer imposed upon the former Schedule II limited partners (the "LPs") of The Goldman Sachs Group, L.P. ("Group") in connection with Group's 1999 Plan of Incorporation in order to permit the LPs generally to engage in a registered secondary offering or estate planning transactions, Acquiror will waive the transfer restrictions in this Section 4 with respect to the Shares on (i) the same percentage basis as the waiver granted to LPs in connection with such registered secondary offering and to permit Member to sell such shares in the registered secondary offering and (ii) the same basis as the waiver granted to LPs in connection with such estate planning transactions. (For example, if each LP is permitted to sell 5% of his Acquiror Common Stock in a registered secondary offering, Member shall be permitted to sell 5% of Member's Shares; and if each LP is permitted to engage in estate planning transactions, Member shall be permitted to do so to a similar extent.)

         For purposes of this Agreement, the term "Transfer" means any direct or indirect sale, transfer, pledge or other disposition of securities of Acquiror or Member's Membership Interests, as the case may be, including any disposition of the economic or other risks of ownership through hedging transactions or derivatives involving Acquiror securities


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



or Member's Membership Interests; provided, however, that in the event of such Member's death during the term of this Agreement, Member's Shares may be transferred in the same manner and to the same extent as the LPs may transfer their shares of Acquiror Common Stock pursuant to the Acquiror Shareholders Agreement.

         (c) Member agrees that, at any time Member is employed by the Firm, it will:

          (i) comply with respect to all Shares with Transfer restrictions related to future primary or secondary offerings of Shares if requested to do so by Acquiror to the extent that such restrictions are generally applicable to similarly titled employees of Acquiror;

          (ii) comply with restrictions that may be imposed by Acquiror from time to time to enable Acquiror or another party to account for a business combination using the pooling-of-interests method of accounting to the extent that such restrictions are generally applicable to similarly titled employees of Acquiror;

          (iii) be subject to the same internal compliance and trading policies as are in effect from time to time for similarly titled employees of Acquiror; and

          (iv) comply with the hedging restrictions of Acquiror relating to securities of Acquiror and financial services companies as are in effect from time to time for managing directors of Acquiror.

         References in this Section 4 to "Shares" shall be deemed to also refer to securities received in exchange for Shares on the same basis as provided in
Section 6.4 of the Acquiror Shareholders Agreement.

         5. Confidential Information. (a) In the course of involvement in the Firm's activities or otherwise, Member has obtained or may obtain confidential information concerning the Firm's businesses, strategies, operations, financial affairs, organizational and personnel matters (including information regarding any aspect of Member's tenure as a member in, or officer or employee of, the Firm or of the termination of such membership, officership or employment), policies, procedures and other non-public matters, or concerning those of third parties. Such information ("Confidential Information") may have been or be provided in written or electronic form or orally. In consideration of, and as a condition to, continued access to Confidential Information, and without prejudice to or limitation on any other confidentiality obligations imposed by agreement or by law, Member hereby undertakes to use and protect Confidential Information in accordance with any reasonable restrictions placed on its use or disclosure. Without limiting the foregoing, except as authorized by the Firm or as required by law, Member may not disclose, directly or


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indirectly, any Confidential Information, or any information derived therefrom, in whatever form, to any person unless such person is a director, officer, partner, employee, attorney or agent of the Firm and, in Member's reasonable good faith judgment, has a need to know the Confidential Information or information derived therefrom in furtherance of the business of the Firm. The foregoing obligations will survive, and remain binding and enforceable notwithstanding any termination of Member's employment with the Firm and any settlement of the financial rights and obligations arising from Member's employment with the Firm. Without limiting the foregoing, the existence of, and any information concerning, any dispute between Member and the Firm shall constitute Confidential Information except that Member may disclose information concerning such dispute to the arbitrator or court that is considering such dispute, or to Member's legal counsel (provided that such counsel agrees not to disclose any such information other than as necessary to the prosecution or defense of the dispute).

         (b) For purposes of this Agreement, "Firm" means (i) prior to the consummation of the Merger, the Company and its Subsidiaries and Affiliates, and
(ii) from and after the consummation of the Merger, Acquiror and its Subsidiaries and Affiliates (including the Company and its Subsidiaries).

         6. Noncompetition. (a) In view of Member's importance to the Firm, Member hereby agrees that the Firm would likely suffer significant harm from Member's competing with the Firm for some period of time following the consummation of the Merger, and at any time prior to the date of termination specified in the notice of termination pursuant to Section 10 hereof (the "Employment Period") and for some time thereafter, and Member understands that Acquiror would not have agreed to acquire the Company and its business unless Member entered into this Agreement. Moreover, Member recognizes and agrees that the business activities of the Firm are worldwide and that the restrictions on competition included herein are commensurate in geographic scope with those activities. Accordingly, Member hereby agrees that commencing at the time of consummation of the Merger, Member will not, without the written consent of Acquiror, until the later of (x) three years following the Effective Time and
(y) two years following the date of termination of the Employment Period (such later date is referred to as the "Expiration Date"):

          (1) form, or acquire a 5% or greater equity ownership, voting or profit participation interest in, any Competitive Enterprise (as defined below); or

          (2) associate (including, but not limited to, association as an officer, employee, partner, director, consultant, agent or advisor) with any Competitive Enterprise and in connection with such association engage in, or directly or indirectly manage or supervise personnel engaged in, any activity

               (i) which is similar or substantially related to any activity in which Member was engaged, in whole or in part, at the Firm,



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



               (ii) for which Member had direct or indirect managerial or supervisory responsibility at the Firm, or

               (iii) which calls for the application of the same or similar specialized knowledge or skills as those utilized by Member in Member's activities with the Firm,

     at any time during the one-year period immediately prior to the Expiration Date (or, in the case of an action taken during the Employment Period, during the one-year period immediately prior to such action), and, in any such case, irrespective of the purpose of the activity or whether the activity is or was in furtherance of advisory, agency, proprietary or fiduciary business of either the Firm or the Competitive Enterprise.

     (By way of example only, this provision precludes an information systems professional from joining a management or other consulting firm and providing information technology consulting services or advice to any Competitive Enterprise.)

         (b) For purposes of this Agreement, a "Competitive Enterprise" is a business enterprise that (1) engages in any activity, or (2) owns or controls a significant interest in any entity that engages in any activity, that, in either case, competes anywhere with any activity in which the Firm is engaged. The activities covered by the previous sentence include, without limitation, financial services such as investment banking, public or private finance, lending, financial advisory services, private investing (for anyone other than Member and members of Member's family), merchant banking, asset or hedge fund management, insurance or reinsurance underwriting or brokerage, property management, or securities, futures, commodities, energy, derivatives or currency brokerage, sales, market making, lending, custody, clearance, settlement or trading. It is the intent that the provisions of this Section 6 shall include, for the entire period through the Expiration Date, the activities described in subparagraphs 1 through 4 of Article 14.E of the Operating Agreement as in effect as of September 10, 2000.

         If Member is employed by the Firm immediately following the Effective Time and the Firm terminates Member's employment with the Firm without Cause, the Firm may only enforce the provisions of this Section 6 for so long as the Firm continues to pay Member the same base salary (i.e., excluding any incentive, bonus or similar compensation) Member was receiving immediately prior to such termination. In determining whether the Firm has paid Member's base salary for any period, the Firm shall receive credit for any payments under any severance, salary continuation or similar plan or arrangement.

         For the purposes of this Section 6 and Section 10 only, "Cause" means
(i) Member's conviction, whether following trial or by plea of guilty or nolo contendere (or similar plea), in a criminal proceeding (A) on a misdemeanor charge involving fraud, false statements or misleading omissions, wrongful taking, embezzlement, bribery, forgery,


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



counterfeiting or extortion, or (B) on a felony charge or (C) on an equivalent charge to those in clauses (A) and (B) in jurisdictions which do not use those designations; (ii) Member's engaging in any conduct which constitutes an employment disqualification under applicable law (including statutory disqualification as defined under the Exchange Act); (iii) Member's willful or grossly negligent failure to perform Member's duties to the Firm; (iv) Member's violation of any securities or commodities laws, any rules or regulations issued pursuant to such laws, or the rules and regulations of any securities or commodities exchange or association of which Acquiror or any of its subsidiaries or affiliates is a member; (v) Member's violation of any Firm policy concerning hedging or confidential or proprietary information, or Member's material violation of any other Firm policy as in effect from time to time; (vi) Member's engaging in any act or making any statement which impairs, impugns, denigrates, disparages or negatively reflects upon the name, reputation or business interests of the Firm; or (vii) Member's engaging in any willful or grossly negligent conduct detrimental to the Firm. The determination as to whether "Cause" has occurred shall be made by the Board of Directors of Acquiror in its good faith judgment.

         7. Nonsolicitation of Clients. (a) Member hereby agrees that during the Employment Period and thereafter until the Expiration Date, Member will not, in any manner, directly or indirectly, (1) Solicit a Client to transact business with a Competitive Enterprise or to reduce or refrain from doing any business with the Firm, or (2) interfere with or damage (or attempt to interfere with or damage) any relationship between the Firm and a Client.

         (b) For purposes of this Agreement, the term "Solicit" means any direct or indirect communication of any kind whatsoever, regardless of by whom initiated, inviting, advising, encouraging or requesting any person or entity, in any manner, to take or refrain from taking any action. It is the intent that the provisions of this Section 7 shall include, for the entire period through the Expiration Date, the activities described in subparagraph 5 of Article 14.E of the Operating Agreement as in effect as of September 10, 2000.

         (c) For purposes of this Agreement, the term "Client" means any client or prospective client of the Firm to whom Member provided services, or for whom Member transacted business, or whose identity became known to Member in connection with Member's relationship with or employment by the Firm.

         8. Nonsolicitation of Employees; Expiration. Member hereby agrees that during the Employment Period and thereafter until the Expiration Date, Member will not, in any manner, directly or indirectly, Solicit any person who is a Member or former Member of the Company or a key employee of the Firm to resign from the Firm or to apply for or accept employment with any Competitive Enterprise.

         9. Damages. (a) Member acknowledges that Acquiror would not have entered into this Agreement or the Merger Agreement in the absence of the Member's agreement to the provisions of this Section 9 and the Covenants and Member further


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



acknowledges that such compliance with such Covenants is an important factor to the continued success of the Firm's operations and its future prospects. Member and Acquiror agree that upon the occurrence of any of the following events, the damages to the Firm would be material, but that the amount of such damages would be uncertain and not readily ascertainable. Accordingly, Member and Acquiror agree that, if, prior to the fifth anniversary of the date of this Agreement, Member breaches any of the Covenants set forth in Section 6, 7 or 8, as determined by the Board of Directors of Acquiror (the "Board") in its good faith judgment, Acquiror will be entitled to receive immediately following such determination and written demand therefor, and Member will make, within ten business days after written demand has been received, a payment in cash or Acquiror Common Stock (valued at the average closing per share price of Acquiror Common Stock for the five trading days immediately preceding the date of payment under this Section 9(a)) in such combination of cash and/or Acquiror Common Stock as the Member shall determine as and for liquidated damages (the "Liquidated Damages") in the amount set forth next to such Member's name in Exhibit C (under the heading "Liquidated Damages") attached hereto, which amount shall be the aggregate amount of liquidated damages due for all such breaches prior to the fifth anniversary of this Agreement.

         The payment of any amount as liquidated damages will not be construed as a release or waiver by Acquiror of the right to prevent the continuation of any such violation of such Covenants in equity or otherwise. In addition, Member and Acquiror agree that it would be too speculative to attempt to determine any amount of liquidated damages that would be applicable following the fifth anniversary of the date of this Agreement, and that any damages payable as a result of any breach following such date shall be determined without regard to this Section 9.

         (b) Member and Acquiror agree that the Liquidated Damages are reasonable in proportion to the probable damages likely to be sustained by the Firm if Member breaches at any time prior to the fifth anniversary of this Agreement any of the Covenants set forth in Sections 6, 7 and 8 hereof, that the amount of actual damages to be sustained by the Firm in the event of such breach is incapable of precise estimation and that such cash payments are not intended to constitute a penalty or punitive damages for any purposes.

         (c) Member acknowledges and agrees that Member's payment obligations under this Section 9 will be full recourse obligations and will be secured pursuant to a Pledge Agreement, in substantially the form set forth as Exhibit F hereto (the "Pledge Agreement"). Member agrees to execute and deliver to Acquiror a Pledge Agreement prior to the Closing.

         (d) Member acknowledges and agrees that any cash payment of Liquidated Damages pursuant to this Section 9 shall be in addition to, and not in lieu of, any forfeitures of awards (required pursuant to the terms of any such awards) that may be granted to Member in the future under one or more of the Firm's compensation and benefit plans.

         10. Employment with the Firm. (a) Member acknowledges that Acquiror would not have entered into this Agreement or the Merger Agreement in the absence of Member's agreement to the provisions of this Section 10, and Member further acknowledges that such Member's continued employment with the Firm through the second anniversary of the Effective Time is essential to assure the proper integration of the business operations of the Company into the Firm and is an important factor to the continued success of the Firm's operations and its future prospects. Accordingly, Member hereby agrees to remain employed with the Firm for the period commencing on the Effective Time through the second anniversary of the Effective Time (the "Initial Employment Period"). After the Initial Employment Period (unless otherwise agreed by Member and the Firm in writing), there will be no set term of employment. The Firm may terminate Member's employment at any time during or after the Initial Employment Period for any reason, or for no reason, and Member may terminate employment for any reason or no reason after the Initial Employment Period. Such termination shall be effected only by giving not less than ninety (90) days' prior written notice of termination; provided, however, that (i) the Firm may elect to place Member on paid leave for all or any part of such 90-day period; (ii) no advance notice need be given by the Firm to Member in connection with a termination of Member's employment for Cause or on account of Disability; and (iii) provided that the 90 days prior written notice is given, Member may terminate his employment during the Initial Employment Period on account of Good Reason, Disability or with Acquiror's written consent. For purposes of this Section 10, "Good Reason" means, without the consent of Member, a materially adverse alteration in Member's position or in the nature or status of Member's responsibilities from those in effect immediately after the Effective Time, or (ii) the Firm's requiring Member's principal place of employment to be located more than seventy-five (75) miles from the location at which Member is principally employed immediately after the Effective Time (except for required travel on the Firm's business to an extent substantially consistent with Member's customary business travel obligations in the ordinary course of business prior to the Effective Time). For purposes of this Section 10, "Disability" means Member's absence from employment for at least 180 days in any 12-month period as a result of Member's incapacity due to mental or physical illness or incapacity, as reasonably determined by the Firm.

         (b) At the outset of the Employment Period, Member's duties and responsibilities will not be, without Member's written consent, materially diminished from Member's duties and responsibilities immediately prior to the Effective Time (it being understood that any diminishment in duties or responsibilities as a result of the Company and its Affiliates being Subsidiaries of Acquiror shall be disregarded). During the Employment Period:
(i) Member will have such duties and responsibilities as the Firm may from time to time determine; (ii) Member will devote his entire working time, labor, skill and energies to the business and affairs of the Firm, provided, however, that Member shall not be prohibited from making passive personal investments or conducting private affairs if those activities do not interfere with the services required under this Agreement; and (iii) Member will be paid such base salary and other compensation as shall be separately communicated to him.

         (c) It is understood and agreed that the provisions of this Section 10 shall not apply to: Pumpkin Trust; Michael Appleby; Patrick C. Boyle; Michael H. Davis; Robert W. Luckow; William G. Peskoff; Norman R. Schlanger; Alfred Thomas; Frank Weinberg III; and Gerard Dreyer (collectively, the "Retiring Members").

         11. Transfer of Client Relationships. (a) During the Coverage Period, Member hereby agrees to take all actions and do all such things as may be reasonably requested by the Firm from time to time to maintain for the Firm the business, goodwill, and business relationships with any of the Firm's Clients with whom Member worked during the term of Member's employment with the Firm.

         (b) For purposes of this Agreement, the term "Coverage Period" means, the 90-day period beginning on the date on which notice of Member's termination of employment is delivered to or by the Firm pursuant to Section 10, or in the case of termination of Member's employment by the Firm for Cause or on account of Extended Absence, the 90-day period beginning on the date of termination.

         12. Prior Notice Required. Member hereby agrees that prior to accepting employment with any other person or entity prior to the date of termination, Member will provide such prospective employer with written notice of the provisions of this Agreement, with a copy of such notice delivered simultaneously to the General Counsel of Acquiror.

         13. Indemnification. Member hereby agrees that it shall indemnify each Acquiror Party as an Indemnifying Party as set forth in Articles 7 and 9 of the Merger Agreement. If an indemnification claim (an "Indemnification Claim") is made pursuant to the Merger Agreement, Member agrees that, unless Acquiror delivers consent in writing, the SLK Representative (as defined in the Merger Agreement) shall have the sole and exclusive power and authority to contest, defend and settle each Indemnification Claim on behalf of Member. In addition, for purposes of Article 7 of the Merger Agreement, Member agrees that, unless Acquiror delivers consent in writing, the SLK Representative shall have sole and exclusive power and authority over tax matters reserved to the SLK Representative under the Merger Agreement. In furtherance thereof, Member agrees that (i) any action by the SLK Representative shall be conclusively binding on Member and (ii) SLK Management, Inc. shall be the initial SLK Representative and agrees to take all action necessary to cause the Company to designate SLK Management, Inc. as the SLK Representative under the terms of the Merger Agreement.

         14. Taxes.

         (a) Tax Returns. Member hereby agrees to prepare and file (or cause to be prepared and filed) when due (taking into account any applicable extensions) all of his, her or its Tax Returns related to periods during which the Merger occurs, and Member will timely pay all Taxes reflected on such Tax Returns (or which are due with respect to such Tax Returns after adjustment by any taxing authority). Member further agrees to cooperate with

Acquiror and to provide Acquiror with any documentation as reasonably requested in establishing the timely filing of such Tax Returns and timely payment of such Taxes.

         (b) Tax Treatment of the Common Stock. Member agrees that the Acquiror Common Stock subject to the restrictions on Transfer (as described in Section 4 herein) and received by the Members in the Merger will be valued for all U.S. federal income tax purposes at 100% of the mean of the high and low of the trading price of the Acquiror Common Stock on the Effective Date.

         (c) Cooperation. Member agrees to cooperate with the Tax Matters Partner (as defined in Section 6231(a)(7) of the Code) (or its designee) to the extent reasonably requested in any Tax audit, examination or other proceeding involving the Company, the Partnership or any Subsidiary that is treated as a partnership for U.S. federal income tax purposes for any taxable period that relates to periods prior to the Closing. Member further agrees that the existing Tax Matters Partner (or if the existing Tax Matters Partners does not so act, the Acquiror (or its designee)) shall have the right to designate or appoint any individual or entity in the name and on behalf of such Member, as the Tax Matters Partner, with respect to any taxable year of the Company, the Partnership or any of their Subsidiaries.

         (d) Overpayments and Underpayments. The parties hereby agree that in the event the Company makes distributions to Member pursuant to the terms of 4.01(c)(i) or (iv) of the Merger Agreement, the parties shall as promptly as practicable after the Closing determine whether the actual amount of Taxes owed by Member in respect of the net earnings of the Company during the period from July 1, 2000 to the Closing Date (after taking into account Tax credits and other available Tax assets and not including any Taxes payable as the result of sales or other dispositions requiring the recognition of unrealized gains reflected on the June 30, 2000 Financial Statements (including the "short against the box" positions)) is greater than (an "Underpayment") or less than (an "Overpayment") the amounts distributed to such Member with respect to the period from July 1, 2000 to the Closing Date in respect to such Taxes, and, in the event of an Overpayment, Member shall promptly pay to Acquiror and, in the event of an Underpayment, Acquiror shall promptly pay to Member, the amount of such difference. Member hereby understands, acknowledges and agrees that a portion of the Cash Consideration to be paid to the Members under the Merger Agreement or a portion of a tax distribution to be made to Members with respect to pre-closing taxable periods will be distributed to SLK Management, Inc. or another entity designated by the Company (the "SLK Tax Entity") prior to Closing in order to further secure performance by the Members with the terms of this
Section 14(d). The amount of the portion of the Cash Consideration or of the tax distribution to be distributed to the SLK Tax Entity shall be mutually agreed by the Company and Acquiror. Member hereby agrees that the SLK Tax Entity shall have the power to take any action with respect to any payments to be made in respect of Overpayments and Underpayments and, without limitation, hereby agrees that (i) the SLK Tax Entity shall be permitted to remit to Acquiror the amount of any Overpayment with respect Member, if applicable, and (ii) authorizes the SLK Tax Entity to receive, on behalf of Member, the amount of any Underpayment in respect of Member (it being understood that the SLK Tax Entity shall promptly remit to Member any such amount received from Acquiror).

         15. Intentionally Omitted.

         16. Covenants Generally. (a) Member's covenants as set forth in Sections 5 through 14 of this Agreement are from time to time referred to herein as the "Covenants." If any of the Covenants is finally held to be invalid, illegal or unenforceable (whether in whole or in part), such Covenant shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining such Covenants (or part of such Covenants, as the case may be) shall not be affected thereby; provided, however, that if any of such Covenants is finally held to be invalid, illegal or unenforceable because it exceeds the maximum scope determined to be acceptable to permit such provision to be enforceable, such Covenant will be deemed to be modified to the minimum extent necessary to modify such scope in order to make such provision enforceable hereunder.

         (b) Member understands that the provisions of the Covenants may limit Member's ability to earn a livelihood in a business similar to the business of the Firm.

         (c) Member acknowledges that a violation on Member's part of any of the Covenants would cause irreparable damage to the Firm. Accordingly, Member agrees that the Firm will be entitled to injunctive relief for any actual or threatened violation of any of the Covenants in addition to any other remedies it may have.

         (d) Acquiror will at all times maintain an effective S-8 or other registration statement covering shares of Acquiror Common Stock to be delivered pursuant to the restricted stock unit awards specified in Section 3.05 of the Merger Agreement and in connection with the administration of such awards shall treat the Member in the same manner as similarly titled employees of Acquiror and its subsidiaries.

         17. Waiver and Release. (a) Member hereby irrevocably waives any right to contest the terms of the Merger Agreement and the transactions contemplated thereby, whether on the grounds of unequal or disparate treatment, inconsistency or conflict with the terms and provisions of the Operating Agreement.

         (b) Member hereby irrevocably releases Acquiror, each and every affiliate, shareholder, subsidiary, partner, officer, member, director and employee of Acquiror and its affiliates in their capacities as such ("Releasees") from any claims, liabilities, costs, expenses, actions, suits or demands however arising, whether at law or in equity, contingent, known or unknown, which Member or his heirs, successors or assigns may have or assert, in respect of any interest in the Company and its affiliates or arising out of any Membership Interest, Partnership Interest, or Member, partnership or employment relationship with the Company or its affiliates (including claims for breach of any contract relating to employment, partnership status or compensation, or for discrimination based upon race, color, ethnicity, sex, age, national origin, religion, disability, sexual orientation, or any other unlawful criterion or circumstance) which Member or Member's heirs, successors or assigns may have or have had; provided that this release shall not extend to (i) agreements entered into hereunder or in connection with the transactions contemplated by the Merger Agreement and (ii) any conduct that resulted from a Releasee's bad faith, fraud or criminal act or omission.

         18. Arbitration. Subject to the provisions of Sections 19 and 20 hereof, any dispute, controversy or claim between Member and the Firm arising at or after the Effective Time out of or relating to or concerning the provisions of this Agreement, relating to or arising out of Member's employment with the Firm or otherwise concerning any rights, obligations or other aspects of Member's employment relationship in respect of the Firm ("Employment Related Matters"), shall be finally settled by arbitration in New York City before, and in accordance with the rules then obtaining of, the New York Stock Exchange, Inc. (the "NYSE") or, if the NYSE declines to arbitrate the matter, the American Arbitration Association (the "AAA") in accordance with the commercial arbitration rules of the AAA.

         19. Injunctive Relief; Submission to Jurisdiction; Specific Performance. (a) Notwithstanding the provisions of Section 18, and in addition to its right to submit any dispute or controversy to arbitration, the Firm may bring an action or special proceeding in a state or federal court of competent jurisdiction sitting in the City of New York, whether or not an arbitration proceeding has theretofore been or is ever initiated, for the purpose of temporarily, preliminarily, or permanently enforcing the provisions of the Covenants, or to enforce an arbitration award, and, for the purposes of this
Section 19, Member (i) expressly consents to the application of Section 20 to any such action or proceeding, (ii) agrees that proof will not be required that monetary damages for breach of the provisions of the Covenants would be difficult to calculate and that remedies at law would be inadequate and (iii) irrevocably appoints the General Counsel of Acquiror as Member's agent for service of process in connection with any such action or proceeding, who shall promptly advise Member of any such service of process.

         (b) Each party hereto severally acknowledges that it will be impossible to measure in money the damage to the other party if the party hereto fails to comply with any of the obligations imposed by this Agreement and that every such obligation is material. Accordingly, each party hereto severally agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that the other party has an adequate remedy at law.

         20. Choice of Forum. (a) MEMBER AND THE FIRM HEREBY IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED IN THE CITY OF NEW YORK OVER ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO OR CONCERNING THIS AGREEMENT OR ANY EMPLOYMENT RELATED MATTER THAT IS NOT OTHERWISE ARBITRATED ACCORDING TO

THE PROVISIONS OF SECTION 18 HEREOF. This includes any suit, action or proceeding to compel arbitration or to enforce an arbitration award. This also includes any suit, action, or proceeding arising out of or relating to any post-employment Employment Related Matters. Member and the Firm acknowledge that the forum designated by this Section 20 has a reasonable relation to this Agreement, and to Member's relationship to the Firm. Notwithstanding the foregoing, nothing herein shall preclude the Firm from bringing any action or proceeding in any other court for the purpose of enforcing the provisions of Sections 18, 19 or 20.

         (b) The agreement of Member and the Firm as to forum is independent of the law that may be applied in the action, and Member and the Firm agree to such forum even if the forum may under applicable law choose to apply non-forum law. Member and the Firm hereby waive, to the fullest extent permitted by applicable law, any objection which Member or the Firm now or hereafter may have to personal jurisdiction or to the laying of venue of any such suit, action or proceeding in any court referred to in Section 20(a). Member and the Firm undertake not to commence any action arising out of or relating to or concerning this Agreement in any forum other than a forum described in this Section 20. Member and the Firm agree that, to the fullest extent permitted by applicable law, a final and non-appealable judgment in any such suit, action or proceeding in any such court shall be conclusive and binding upon Member and the Firm.

         21. Choice of Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS.

         22. No Right to Employment. Nothing in this Agreement or the Merger Agreement shall confer upon Member the right to employment or continued employment by the Firm or affect the Firm's right to terminate such employment at will.

         23. Miscellaneous. (a) This Agreement and the Merger Agreement shall supersede any other agreement, written or oral, pertaining to the matters covered herein.

         (b) Notices hereunder shall be delivered to Acquiror at its principal executive office directed to the attention of its General Counsel, and to Member at Member's last address appearing in the Firm's employment records.

         (c) This Agreement may not be amended or modified, other than by a written agreement executed by Member and Acquiror or its successors, nor may any provision hereof be waived other than by a writing executed by Member or Acquiror or its successors; provided, that any waiver, consent, amendment or modification of any of the provisions of this Agreement will not be effective against the Firm without the written consent of Acquiror or its successors. Member may not, directly or indirectly (including by operation of law), assign Member's rights or obligations hereunder without the prior written consent of Acquiror or its successors, and any such assignment by Member in violation of this Agreement shall be void. This Agreement shall be binding upon Member's permitted successors and assigns. Without impairing Member's obligations hereunder, Acquiror may at any time and from time to time assign its rights and obligations hereunder to any of its subsidiaries or affiliates (and have such rights and obligations reassigned to it or to any other subsidiary or affiliate). This Agreement shall be binding upon and inure to the benefit of the Firm and its assigns.

         (d) Without limiting the provisions of Section 16(a) hereof, if any provision of this Agreement is finally held to be invalid, illegal or unenforceable (whether in whole or in part), such provision shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions shall not be affected thereby.

         (e) Except as expressly provided herein, this Agreement shall not confer on any person other than Acquiror, the Firm and each Member any rights or remedies hereunder.

         (f) The captions in this Agreement are for convenience of reference only and shall not define or limit the provisions hereof.

         IN WITNESS WHEREOF, each signatory hereto has caused this Agreement, including the written consent evidenced hereby, to be executed and delivered this 10th day of September, 2000.


                               THE GOLDMAN SACHS GROUP, INC.
                               (on its behalf, and on behalf of its
                               subsidiaries and affiliates)


                               By:
                                  --------------------------------
                                     Name:


                               SLK LLC
                               (with respect to Section 1(b) only)
                                        By SLK Management Inc., its
                                        Managing Member


                               By:
                                  --------------------------------
                                     Name:

                               (As received by SLK LLC at its principal office)




                               MEMBER


                                  --------------------------------
                                    Name: